SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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annual reports under cover of Form 20-F or Form 40-F

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated July 27, 2006 re. 2006 First Half Preliminary Results.

Paris, July 27, 2006

2006 First Half Results: strong organic cash flow of 3.3 billion euros; 7 billion euro year-end 2006 organic cash flow objective confirmed

•	Revenue growth of 9.3% on an historical basis and 1.4% on a comparable basis to 25.86 billion euros at June 30, 2006

•

Gross Operating Margin of 9.47 billion euros and a GOM rate (GOM/revenues) at 36.6% in line with objectives (compared with 38.5% at June 30, 2005, excluding an exceptional reserve reversal of 200 million euros related to business in Lebanon)

•	Net income Group share of 2.35 billion euros compared with net income Group share of 3.36 billion euros at June 30, 2005 (i.e. 2.19 billion euros before capital gains from disposals)

•	CAPEX to revenue ratio maintained at 11.8% (compared with 11.5% on an historical basis and 11.6% on a comparable basis) with CAPEX of 3.06 billion euros at June 30, 2006

•	Organic cash flow of 3.3 billion euros (compared with 3.0 billion euros in the first half of 2005)

Commenting on the interim results, Didier Lombard, Chairman and CEO of France Telecom said: “Our performance in the first half shows that our Group’s transformation is moving ahead according to plan. In an environment that remains highly volatile, we are deploying the strategy that will allow us to become Europe’s operator of reference for new telecom services. The adoption of Orange as the single brand for all our offers is a clear milestone and is already paying off. It paves the way for new services for consumers and businesses, enabled by the convergence of networks and usages. In this respect, the first offerings of the Product Factory we established at the beginning of the year are already available on the markets of the Group’s footprint. These new services will create value and allow us to strengthen our positions in Western Europe. In these markets, in a context of slower growth, the Group focuses on balancing profitability and market share. Meanwhile, our development in dynamic countries is also generating additional growth.

We are confident in our ability to generate organic cash flow of 7 billion euros in 2006 thanks to cost reduction programmes and optimized investments, so as to sustain our margins within the range announced in January.”

France Telecom	6 place d’Alleray	phone	: +33 1 44 44 22 22
external communication group	75505 Paris cedex 15	fax	: +33 1 44 44 80 34

First half Group revenues up 9.3% on an historical basis and 1.4% on a comparable basis.

Consolidated revenues for H1 2006

	1st half 2006	1st half 2005	Change 06/05	1st half 2005	Change 06/05
(in billions of euros)		historical basis	(as a %) historical basis	comparable basis (unaudited)	(as a %) comparable basis (unaudited)

Total revenues	25.855	23.665	9.3	25.487	1.4

Revenues by segment:

1 – PERSONAL COMMUNICATION SERVICES	13.429	10.984	22.3	12.658	6.1
Personal France	4.823	4.739	1.8	4.729	2.0
Personal United Kingdom	2.870	2.812	2.1	2.807	2.2
Personal Spain	1.633			1.562	4.5
Personal Poland	0.921	0.741	24.2	0.777	18.5
Personal Rest-of-World	3.284	2.782	18.0	2.879	14.1
Eliminations	(0.101)	(0.090)	12.6	(0.096)	5.5

2 – HOME COMMUNICATION SERVICES	11.127	11.156	(0.3)	11.389	(2.3)
Home France	8.714	8.828	(1.3)	8.890	(2.0)
Consumer Services	4.720	4.841	(2.5)	4.806	(1.8)
Networks and Operators	2.773	2.742	1.1	2.782	(0.3)
Other Home France revenues	1.222	1.245	(1.9)	1.302	(6.2)
Home Poland	1.543	1.560	(1.0)	1.637	(5.7)
Home Rest-of-World	0.959	0.837	14.6	0.937	2.3
Eliminations	(0.090)	(0.069)	31.2	(0.075)	20.0

3 – ENTERPRISE COMMUNICATION SERVICES	3.820	3.922	-2.6	4.095	(6.7)
Business Network Legacy	2.100	2.478	-15.2	2.499	(16.0)
Advanced Business Network	0.921	0.803	+14.8	0.818	12.6
Extended Business Services	0.384	0.352	9.1	0.359	6.9
Other Enterprise services	0.414	0.290	+43.1	0.419	(1.1)

4 – DIRECTORIES	0.512	0.482	6.4	0.482	6.4
Inter-segment eliminations	(3.033)	(2.879)	5.4	(3.138)	(3.3)

Consolidated revenues for the France Telecom group totalled 25.855 billion euros at June 30, 2006, up from 23.665 billion euros at June 30, 2005, representing an increase of 9.3% over the first half of 2005 on an historical basis. This increase reflects in particular the effects of the acquisition of the Spanish wireless operator Amena.

On a comparable basis, the growth in revenues for the France Telecom group at June 30, 2006 was 1.4%. This was driven by the very rapid growth in consumer Broadband ADSL multi-services, and by the very strong momentum of the mobile activities in countries with high growth potential. Traditional fixed-line telephone services and narrowband services continued to trend downward. The change in enterprise services reflects the transition from an offer of access services to value-added solutions and services. Reflecting a slowdown in growth, second quarter revenues on a comparable basis were up 0.7% from the second quarter of 2005, compared to a 2.2% increase in the first quarter.

Operational performance and profitability

(in billions of euros)	At June 30, 2006	At June 30, 2005	Change (as %) 06/05	At June 30, 2005	Change (as %) 06/05
		historical basis	historical data	comparable basis (unaudited)	comparable basis (unaudited)
Total revenues	25.855	23.665	9.3%	25.487	1.4%
Gross Operating Margin (GOM)	9.467	9.300	1.8%	9.950	(4.9%)

As a percentage of revenues	36.6%	39.3%		39.0%
GOM before commercial expenses as a % of revenues	50.5%	51.3%		52.2%
Operating income	5.334	6.479	(17.7%)
Net income	2.759	3.634	(24.1%)
Net income attributable to shareholders of France	2.346	3.363
Telecom S.A.
CAPEX (excluding GSM and UMTS licenses)	3.055	2.713	12.6%	2.953	3.5%
As a percentage of revenues	11.8%	11.5%		11.6%
Organic Cash Flow	3.314	3.005	10.3%

	At June 30, 2006	At December 31, historical basis
Net financial debt	47.234	47.846
Net financial debt/GOM*	2.49	2.48

(*) GOM recorded over the previous twelve months on an historical basis and restated to include the GOM from the Spanish mobile operator Amena over twelve sliding months at June 30, 2006.

The Gross Operating Margin (GOM) was 9.467 billion euros in the first half of this year, an increase of 1.8% on an historical basis, and related to the consolidation of Amena and, to a lesser extent, a favourable foreign exchange effect. On a comparable basis, the GOM decreased by 4.9% from the first half of 2005. Excluding the impact of a 200 million euro reserve reversal on business in Lebanon included in the GOM at June 30, 2005, the decrease in GOM on a comparable basis was 2.9%.

The Margin Rate (GOM/Revenues) was 36.6% at June 30, 2006, compared to 38.5% at June 30, 2005 excluding an exceptional reserve reversal for Lebanon, down 1.9 percentage points and in line with the objectives announced. This enables the Group to confirm its full-year guidance of a margin decrease between 100 and 200 basis points.

An analysis of the GOM shows an increase in expenses excluding personnel costs of 8.1% on a comparable basis (6.2% before the exceptional reserve reversal for Lebanon), primarily driven by the increase in commercial expenses, the increase in network costs (purchases and payments to other operators, maintenance, customer service platforms), and the cost of launching new products and services.

Net operating income totalled 5.334 billion euros at June 30, 2006, down from 6.479 billion euros at June 30, 2005, reflecting the sharp decrease in earnings from asset disposals and the increase in the provision for depreciation related to the consolidation of Amena.

Net income totalled 2.759 billion euros at June 30, 2006, compared with net income of 3.634 billion euros a year earlier. This change reflects the change in operating income, which was partially offset by the drop in financial costs and a decline in corporate income taxes.

Net income Group share totalled 2.346 billion euros at June 30, 2006, compared with 3.363 billion euros as of June 30, 2005. Minority interests totalled 413 million euros and primarily reflect the results of its principal publicly traded subsidiaries (TP SA, Mobistar and PagesJaunes Groupe).

Capital expenditures for tangible and intangible assets (CAPEX) totalled 3.055 billion euros at June 30, 2006 and amounted to 11.8% of revenues. On a comparable basis, they rose 3.5% compared with the first half of the previous year and 12.6% on an historical basis. The increase in CAPEX was driven by the very rapid growth of Livebox and “Voice over IP” services, particularly in France, and continued large investments in high-growth wireless markets.

The Group’s Organic cash flow1 totalled 3.314 billion euros at June 30, 2006 compared with 3.005 billion at June 30 of last year. The 309-million-euro improvement between the two years is primarily related to the drop in net financial costs and in income taxes paid, which were partially offset by the higher CAPEX. This enables the Group to confirm its full-year guidance of an organic cash flow of 7 billion euros.

Net financial debt2 amounted to 47.234 billion euros at the end of the first half, down from 47.846 billion euros at December 31, 2005, a reduction of 612 million euros in the first half of 2006, after payment of dividends for France Telecom and its subsidiaries in the first half for a total amount of 3.1 billion euros. The ratio of “Net Debt to Gross Operating Margin” equalled 2.49 at June 30, 2006, compared with a ratio of 2.48 at December 31, 2005 (taking into account the Amena GOM over a period of 12 sliding months as of June 30, 2006).

[1]

Organic cash flow: Net cash flow generated by operating activities, less acquisition of tangible and intangible assets net of the change in asset suppliers, and net of the proceeds from the sale of tangible and intangible assets.

[2]

Net financial debt: Net financial debt equals the total of the gross financial debt (converted at the closing price), minus asset derivative transactions, cash flow hedges and market value hedges, minus the margins paid on the derivatives (cash collateral assets), minus cash and cash equivalents, investment securities, minus certain guarantees established for specific transactions (if the associated debt is included in the gross financial debt) and impacted by the effective portion of the cash flow hedges.

Analysis by business segment

Personal Communication Services

In millions of euros	Six months ended June 30
	2006	2005	2005	06 / 05	06 / 05
		comparable basis (unaudited)	on a historical basis	comparable basis (unaudited)	on a historical basis

Revenues	13,429	12,658	10,984	6.1%	22.3%
Gross Operating Margin (GOM)	4,884	4,728	4,142	3.3%	17.9%
GOM / Revenues	36.4%	37.3%	37.7%

CAPEX (excluding licenses)	1,586	1,618	1,412	-2.0%	12.3%
CAPEX/Revenues	11.8%	12.8%	12.9%

Revenues from Personal Communication Services totalled 13.429 billion euros at June 30, 2006, an increase of 22.3% on an historical basis and 6.1% on a comparable basis. The number of customers totalled 88.7 million at June 30, 2006, representing an increase of 32.8% year-on-year on an historical basis and 14.8% on a comparable basis. Within this customer base, Broadband mobile services (EDGE and UMTS network) are expanding very rapidly, with more than 2.9 million subscribers at June 30, 2006, an increase of 87% over December 31, 2005.

Revenues from Orange France totalled 4.823 billion euros at June 30, 2006, an increase of 2.0% on a comparable basis and 1.8% on an historical basis. Excluding the impact of the drop in call termination prices, network revenues3 rose 6.5%, generated in large part by the 4.4% growth in the number of active customers and in the increase in the proportion of contract customers in the overall customer mix (62.9% at June 30, 2006, up from 61.7% a year earlier). The revenue growth achieved with the MVNOs (Mobile Virtual Network Operators) also contributed to the growth in network revenues.

Average usage per user (AUPU)4, was up 5.9% at June 30, 2006, driven by the growth in unlimited subscriptions, while revenues from “non-voice” services jumped 12.8%. The percentage of “non-voice” services in revenues reached 15.5% in the first half of 2006, up from 13.9% in the first half of 2005.

The number of customers for mobile Broadband services (EDGE and UMTS network) rose sharply to 1.903 million at June 30, 2006, compared with 182,000 one year earlier.

Orange UK posted revenues of 2.870 billion euros, an increase of 2.2% on a comparable basis and 2.1% on an historical basis. The subscriber base as of June 30, 2006 (14,951 million active customers) grew 3.4% over June 30, 2005, driven by the growth in prepaid offers. The percentage of contract customers declined to 31.6% at June 30, 2006 from 34.1% at June 30, 2005.

Non-equipment revenues rose 2.5% on a comparable basis, reflecting the growth in “voice” traffic (average usage per user (AUPU) was up 1.4%) and the 5.3% growth in revenues from “non-voice” services.

3

Network revenues (mobile): these revenues include incoming traffic and outgoing traffic, access fees, roaming, value-added services, revenues from mobile virtual network operators (MVNO) and transit revenues. The portion of data services is calculated excluding network revenues, MVNO revenues and transit revenues.

4

AUPU : the average monthly usage per user is calculated by dividing the total usage in minutes over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and at the end of the month.

“Non-voice” services as a percentage of network revenues was 19.8% in the first half of 2006, compared with 19.2% in the first half of the previous year. Growth in mobile Broadband uses remained strong - as of June 30, 2006, the Orange UK UMTS network had 526,000 customers, compared with only 92,000 at June 30, 2005.

Revenues from Personal Spain (Amena) totalled 1.633 billion euros at June 30, 2006, an increase of 4.5% on a comparable basis. Excluding the impact of the decrease in call termination rates, Amena’s revenues rose 7.6%, driven in large part by the 10.0% year-on-year growth in the number of customers, which totalled 10.664 million at June 30, 2006. The share of contract customers rose to 48.3% at the end of the first half, compared with 47.7% a year earlier.

The growth in mobile Broadband usage continued at a steady rate: at June 30, 2006, Amena had 173,000 customers for its UMTS network compared with 77,000 at December 31, 2005, an increase of 125% during the first half of 2006.

Personal Poland recorded revenues of 921 billion euros, a jump of 18.5% on a comparable basis (+24.2% on an historical basis), reflecting the rapid growth in the customer base, particularly for prepaid offers. At June 30, 2006, customers totalled 11.127 million, compared with 8.634 million at June 30, 2005, an increase of 28.9% in one year. Personal Poland continues to lead its market in acquiring new customers, with a market share of new customers estimated at 34.2% in the first half of 2006. Market share is estimated at 34% on June 30, 2006, compared to 33.1% on June 30, 2005, i.e. an increase of 0.9 percentage points in one year.

Personal Rest-of-World revenues totalled 3.284 billion euros as of June 30, 2006, up 14.1% on a comparable basis and 18.0% on an historical basis. The subscriber base of 29.532 million customers as of June 30, 2006 represents a surge of 28.4% in one year on a comparable basis. Growth remains particularly strong in Egypt (+40%) and Romania (+26%).

The Gross Operating Margin for Personal Communication Services rose 3.3% on a comparable basis and 17.9% on a historical basis. In relation to revenues, the margin rate was 36.4% at June 30, 2006, compared with 37.3% at June 30, 2005 (37.7% on a comparable basis). The reduction in the margin rate reflects the increase in commercial and network costs (purchases and payments to other operators, operation of the new broadband networks, and development of customer service platforms).

Capital expenditures in tangible and intangible assets (CAPEX, excluding GSM and UMTS licenses) dropped by 2.0% on a comparable basis at June 30, 2006 (up 12.3% on an historical basis), reflecting the substantial investment made in 2005 for the rapid deployment of EDGE wireless Broadband in France and Poland.

Home Communication Services

In millions of euros	Six months ended June 30
	2006	2005	2005	06 / 05	06 / 05
		comparable basis (unaudited)	on a historical basis	comparable basis (unaudited)	on a historical basis
Revenues	11,127	11,389	11,156	(2.3%)	(0.3%)
Gross Operating Margin (GOM)	3,542	4,070	3,971	(13.0%)	(10.8%)
GOM / Revenues	31.8%	35.7%	35.6%

CAPEX	1,261	1,153	1,119	9.4%	12.7%
CAPEX/Revenues	11.3%	10.1%	10.0%

Revenues from Home Communication Services totalled 11.127 billion euros at June 30, 2006, a decline of 2.3% on a comparable basis and of 0.3% on an historical basis. Traditional telephone services continued to decline in France and Poland, while the growth in ADSL Broadband multi-services remained very steady, particularly in France.

The number of consumer ADSL Broadband accesses totalled 8.5 million in Europe as of June 30, 2006, up from 6.1 million at June 30, 2005, an increase of 39% in one year. In the first half of 2006, 1.1 million new customers were acquired, representing an increase of 15.5% in the customer base in six months.

At the same time, the number of Livebox gateways surged, with 2.9 million Liveboxes sold in Europe at June 30, 2006, compared with only 716,000 one year earlier. In the first half of 2006, the growth in the number of Liveboxes accelerated significantly, with 1.14 million additional Liveboxes in service, representing growth of 64% in six months.

Likewise, the number of customers for “Voice over IP” services in Europe grew by nearly 80% in six months to total 1.73 million at June 30, 2006. ADSL digital television services had 306,000 subscribers in France at the end of the first half.

Overall, revenues from consumer ADSL Broadband (1.2 billion euros at June 30, 2006) jumped 43% above the first half of the previous year (on a comparable basis).

Home France

Revenues from Consumer Services were down 1.8% at June 30, 2006 on a comparable basis (and 2.5% on an historical basis) driven partially by lower prices for telephone communications, particularly calls to mobile phones, and also by the downward trend in the volume of telephone calls from the switched network. At the same time, the strong growth in Consumer ADSL Broadband multi-services observed during the previous year continued in the first half of 2006:

-

there were 5.2 million Consumer ADSL Broadband customers at June 30, 2006, up from 3.7 million at June 30, 2005, an increase of 42.5% in one year. The number of new customers in the first half of 2006 totalled 758,000, representing growth of 17% in the customer base in six months. Market share (expressed as the number of ADSL Broadband Internet customers) is estimated at 49.8% as of June 30, 2006;

-

the number of Livebox gateways leased rose more than fourfold in one year, with 2.5 million Liveboxes leased at June 30, 2006, compared with 627,000 at June 30, 2005. In the first half of 2006, 956,000 additional Liveboxes were leased, representing a 61% jump in six months;

-

the rate of growth in the number of subscriptions to “Voice over IP” offers, which soared in the fourth quarter of 2005, continued with 634,000 additional subscriptions recorded in the first half of this year. As of June 30, 2006, there were 1.464 million subscribers to “Voice over IP” services, representing a 76% increase in six months;

-	finally, ADSL digital television services (MaLigne TV) had 306,000 subscribers at June 30, 2006, compared with 200,000 at December 31, 2005, an increase of 53% in six months.

Revenues from Operator and Network Services were down 0.3% on a comparable basis at June 30, 2006 (up 1.1% on an historical basis). The development of telephone line unbundling in France and the increase in services to international operators offset most of the decline in revenues from data services provided to the other operators in France and of the reduction in services provided to other businesses of the France Telecom group. This reduction in services resulted from lower prices, particularly on mobile call termination, and from the drop in Enterprise telephone traffic.

Home Poland

Home Poland recorded a decline of 5.7% in revenues on a comparable basis (limited to 1.0% on an historical basis due to the favourable impact of the exchange rate for the zloty). The impact of substitution by mobile, the market for which continues to grow rapidly, and the competitive pressures on the market for traditional fixed-line services affected the revenues of Home Poland. At the same time, ADSL Broadband services grew rapidly, with 1.4 million ADSL Broadband customers at June 30, 2006, an increase of 52% in one year. The commercial launch in the first half of 2006 of Livebox, “Voice over IP” services and, very recently, the launch of ADSL digital television completed the ADSL Broadband multi-service offer in Poland.

Home Rest-of-World

The 14.6% growth in revenues from Home Rest-of-World on an historical basis was generated in large part by changes in the scope of consolidation (the operations in Senegal have been fully consolidated since July 1, 2005). On a comparable basis, growth was 2.3% compared with June 30, 2005.

The growth of ADSL Broadband services remains very solid in the United Kingdom, the Netherlands and Spain. The number of ADSL Broadband customers in these three countries totalled 1.9 million at June 30, 2006, an annual increase of 21% (1.6 million subscribers at June 30, 2005).

The Gross Operating Margin for Home Communication Services was 3.542 billion euros at June 30, 2006, a drop of 13.0% on a comparable basis and of 10.8% on an historical basis. Excluding the impact of a reversal of a 200 million euro reserve on business in Lebanon included in the GOM at June 30, 2005, the decline was 8.5%. Expressed as a percentage of revenues, the GOM rate was 31.8% at June 30, 2006, down from 35.6% on an historical basis (35.7% on a comparable basis), a decrease of 3.8 percentage points. Excluding the reversal of a reserve for Lebanon in 2005, the drop in the margin rate was limited to 2.0 percentage points.

The change in the GOM for Home Communication Services at June 30, 2006 reflects the decline in revenues and the growth in expenses relating to the launch of new services (commercial expenses to acquire new customers for ADSL Broadband offers, improvement of customer care for multi-service customers), partially offset by a reduction in personnel costs.

Capital expenditures on tangible and intangible assets (CAPEX) for Home Communication Services rose 9.4% on a comparable basis (12.7% on an historical basis), and represented 11.3% of revenues, up from 10.1% at June 30, 2005 on a comparable basis (10.0% on an historical basis). The rise in CAPEX reflects the very rapid growth of Livebox and “Voice over IP” services, particularly in France.

Enterprise Communication Services

In millions of euros	Six months ended June 30
	2006	2005	2005	06 / 05	06 / 05
		comparable basis (unaudited)	on a historical basis	comparable basis (unaudited)	on a historical basis
Revenues	3,820	4,095	3,922	(6.7%)	(2.6%)
Gross Operating Margin (GOM)	833	950	986	(12.3%)	(15.5%)
GOM / Revenues	21.8%	23.2%	25.1%

CAPEX	200	176	177	13.7%	13.0%
CAPEX/Revenues	5.2%	4.3%	4.5%

Revenues generated by Enterprise Communication Services as of June 30, 2006 were down 6.7% on a comparable basis (2.6% on an historical basis), primarily due to the drop in revenues from traditional data services (such as X25 and Frame Relay), reflecting the continuing migration of enterprise networks to newer technologies (like IP access on xDSL), in a highly competitive market. Fixed-line telephony revenues also continued to reflect the impact of cuts in the price communications, particularly on fixed-to-mobile calls, and the drop in the total volume of telephone traffic. Total revenues from fixed-line telephony and traditional data services fell 16.0% on a comparable basis (15.2% on an historical basis).

At the same time, revenues from “Advanced Enterprise Network Services” grew strongly (by 12.6% on a comparable basis and 14.8% on an historical basis), driven by the continued growth of IP network services. The number of IP-VPN accesses in France at June 30, 2006 was up 61% in one year, and accounted for 63% of the permanent accesses to managed data networks, compared with only 43% at June 30, 2005. The Business Everywhere mobile offer also recorded steady growth: the number of Business Everywhere users in France was 443,000 at June 30, 2006, a 22% increase in one year.

Revenues from “Integration and facilities management of business-critical applications” rose 6.9% on a comparable basis (9.1% on an historical basis), driven particularly by an expansion of service platforms and customer support activities for the management of data networks.

The Gross Operating Margin (833 million euros at June 30, 2006) fell by 12.3% on a comparable basis (15.5% on an historical basis). The ratio of GOM to revenues equalled 21.8% in the first half of 2006, down 1.4 percentage points from the first half of 2005 on a comparable basis.

The decline in the GOM reflects the drop in revenues from fixed-line telephony and traditional data services, which were partially offset by a reduction in network and personnel costs.

Capital expenditures in tangible and intangible assets totalled 200 million euros in the first half of 2006, up 13.7% on a comparable basis and 13.0% on an historical basis from the first half of the previous year.

Directories

In millions of euros	Six months ended June 30
	2006	2005	2005	06 / 05	06 / 05
		comparable basis (unaudited)	on a historical basis	comparable basis (unaudited)	on a historical basis
Revenues	512	482	482	6.4%	6.4%
Gross Operating Margin (GOM)	209	204	203	2.4%	3.2%
GOM / Revenues	40.8%	42.4%	42.1%
CAPEX	8	6	6	47.0%	47.0%
CAPEX/Revenues	1.6%	1.1%	1.1%

Revenues from Directories rose 6.4% in the first half of 2006 both on an historical and a comparable bases.

Revenues from PagesJaunes in France rose by 6.1%. The increase in revenues from online services remained steady, at 8.9% reflecting the development of Internet services, which grew 20.2% compared with the first half of 2005.

International activities and other subsidiaries were up 13.4% on an historical basis and 8.9% on a comparable basis. Revenues from QDQ Media in Spain jumped 10.5%, driven by the growth in revenues from online services (qdq.com), which were up 45.5% from June 30, 2005.

The Gross Operating Margin for Directories rose 2.4% on a comparable basis (3.2% on an historical basis). The benefits generated by the growth in revenues and tight control of publishing costs were partially offset by the advertising costs of launching the dial-up directory information business in France in the first half of 2006. The margin rate for Directories (ratio of GOM to revenues) was 40.8% at June 30, 2006 compared with 42.4% at June 30, 2005 on a comparable basis (42.1% on an historical basis).

Capital expenditures in tangible and intangible assets (CAPEX) for Directories remained structurally low. The increase recorded at June 30, 2006 is related primarily to the development of the “Yellow Search” search engine and the overhaul of PagesJaunes’ editorial information system in France.

FOR MORE INFORMATION: The presentation slides for the first half 2006 results can be viewed on the France Telecom website at: http://www.francetelecom.com

Press Contacts:

Tel: +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ft.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ft.com

This press release relates to France Telecom’s preliminary results for the first half of 2006 which have been reviewed by the board of directors but are still in the process of being reviewed by statutory auditors. France Telecom’s first half 2006 financial statements, which are expected to be published mid September, may be impacted if certain significant events occur before such date. First half 2006 financial statements are the subject of a limited review by statutory auditors. Figures on a comparable basis are not reviewed.

This press release contains forward-looking statements and information on France Telecom’s objectives, notably for 2006. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

All the financial information in this press release is based on international financial reporting standards (IFRS) and present specific uncertainty factors given the risk of evolution in IFRS standards.

More detailed information on the potential risks that could affect France Telecom’s financial results can be found in the Document de Référence filed with the Autorité des Marches Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Appendix 1:

Income Statement and Condensed Statement of Organic Cash Flows

Income Statement
(Amounts in millions of euros)	At June 30, 2006	At June 30, 2005
Revenues	25,855	23,665
Operating expenses (excl. Labor costs)	(11,849)	(9,876)
o/w External purchases*	(11,051)	(9,326)
Labor costs (wages and employee benefit expenses)	(4,538)	(4,489)
Gross Operating Margin	9,467	9,300
Employee profit-sharing	(146)	(166)
Share-based compensation	(21)	(34)
Depreciation and amortization	(3,838)	(3,462)
Impairment of goodwill	0	0
Impairment of non-current assets	(131)	(196)
Gains (losses) on disposal of assets	92	1,171
Restructuring costs	(106)	(174)
Share of profits (losses) of associates	17	40
Operating income	5,334	6,479

Interest expense	(1,239)	(1,627)
Foreign exchange gains (losses)	20	(118)
Discounting expense	(71)	(82)
Finance costs, net	(1,290)	(1,827)

Income tax	(1,285)	(1,018)
Consolidated Net Income after tax	2,759	3,634

Minority interests	(413)	(271)
Net Income attributable to shareholders of	2,346	3,363
France Telecom S.A.

Organic Cash Flow
(Amounts in millions of euros)	At June, 30, 2006	At June 30, 2005
Net cash provided by operating activities	6,650	5,868
Purchase of tangible and intangible assets, net of change in fixed asset vendors	(3,407)	(2,959)
o/w CAPEX	(3,055)	(2.713)
Proceeds from sale of tangible and intangible assets	71	96
Organic Cash Flow	3,314	3,005

* External purchases: external purchases include commercial expenses (external purchases linked to purchases of terminals and other products sold, distribution commissions and spending on advertising, promotional, sponsoring and rebranding activities) and other external purchases (external purchases including purchases and payments to operators, overhead expenses, call center outsourcing expenses, real estate-related expenses, network and IT-related expenses, and equipment purchases).

Appendix 2:

Key indicators for Personal Communication Services

	At June 30, 2006	At June 30, 2005 historical basis	At June 30, 2005 comparable basis
Personal France
Number of customers (millions)	22.390	21.440	21.440
including packages as %	62.9%	61.7%	61.7%
Total ARPU (packages and prepaids) in €	416.5	429	429
Total AUPU (in minutes)	182	172	172
Share of non-voice services as % of network revenues	15.5%	13.9%	13.9%
Personal UK
Number of customers (millions)	14.951	14.459	14.459
including packages as %	31.6%	34.1%	34.1%
Total ARPU (packages and prepaids) in pounds	261	267	267
Total AUPU (in minutes)	146	144	144
Share of non-voice services as % of network revenues	19.8%	19.2%	19.2%
Personal Spain
Number of customers (millions)	10.664		9.692
including packages as %	48.3%		47.7%
Total ARPU (packages and prepaids) in €	296		309
Total AUPU (in minutes)	126		115
Share of non-voice services as % of network revenues	12.1%		12.6%
Personal Poland
Number of customers (millions)	11.127	8.634	8.634
including packages as %	39.2%	42.1%	42.1%
Total ARPU (packages and prepaids) in €	686	790	790
Total AUPU (in minutes)	90	73	73
Share of non-voice services as % of network revenues	20.7%	20.3%	20.3%
Personal Rest of the World
Number of customers (millions)	29.532	22.206	23.004
Total Personal
Number of customers (millions)	88.664	66.739	77.229

Appendix 3:

Key indicators for Home Communication Services

	At June 30, 2006	At June 30, 2005	Change
Home France
Consumers: ADSL Broadband accesses & Multi-service offers
Number of Orange consumer ADSL Broadband accesses (in thousands)	5,216	3,661	42.5%
Market share for Orange ADSL Broadband Internet accesses (as %)	49.8%	49.5	0.3 pt
Number of leased Liveboxes leased (in thousands)	2,515	627	301%
Number of Voice over IP subscribers (in thousands)	1,464	326	349%
Number of ADSL TV subscribers (in thousands)	306	117	162%
Consumer telephone lines and Consumer switched communications*
Consumer telephone lines (thousands)	26,318	27,235	(3.4%)
Market share of Consumer switched communications (as %)	67.5%	67.1%	0.4 pt
Unbundled lines	3,351	2,330	43.9%
including partial unbundling (thousands)	2,108	2,074	1.6%
including full unbundling (thousands)	1,243	256	386%
Home Poland
Number of fixed-line telephony customers (thousands)	10,388	10,766	(3.5%)
Number of Broadband customers (thousands)	1,401	888	58%
Home Rest of World
Number of ADSL Broadband accesses (thousands)	1,932	1,596	21.1%
United Kingdom	1,004	769	30.6%
Spain	593	526	12.8%
Netherlands	335	302	11.0%

*	Communications from the Switched Telephone Network (excluding “Voice over IP” services”).
**	The number of fixed-line telephony customers at June 30, 2005 has been corrected.

Appendix 4:

Key indicators for Enterprise Communication Services

Business indicators (thousands)	At June 30, 2006	At June 30, 2005	Change as %
Number of Enterprise telephone lines in France	5,885	5,935	(0.9%)
Number of permanent accesses to managed data networks in France	294	267	10.3%
ow Number of IP-VPN accesses in France	185	115	61%
Number of Business Everywhere mobile users in France	443	364	22%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 27, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information